# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kingsway Financial Services Inc., CIK 0001072627
CUSIP: 496904202
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 10 S. RIVERSIDE PLAZA, SUITE 1520, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001193125-12-501987
Filed by CIK 0001538186
Persons authorized to receive notices and communications: Terence M. Kavanagh, 45 St. Clair Avenue West, Suite 400, Toronto, Ontario Canada (A6), M4V 1K9, (416) 923-1477

## Reporting persons
- Oakmont Capital Inc. (CIK 0001071674): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 2,803,619; shared voting power 0; sole dispositive power 2,803,619; shared dispositive power 0; aggregate amount beneficially owned 2,886,119 (10.36% of the class)
  Comment: In reference to Rows 11 and 13 above, see Item 5 herein.
- E.J.K. Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,803,619; sole dispositive power 0; shared dispositive power 2,803,619; aggregate amount beneficially owned 2,886,119 (10.36% of the class)
  Comment: In reference to Rows 11 and 13 above, see Item 5 herein.
- 1272562 Ontario Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,803,619; sole dispositive power 0; shared dispositive power 2,803,619; aggregate amount beneficially owned 2,886,119 (10.36% of the class)
  Comment: In reference to Rows 11 and 13 above, see Item 5 herein.
- Terence M. Kavanagh (CIK 0001538185): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 34,750; shared voting power 2,803,619; sole dispositive power 34,750; shared dispositive power 2,803,619; aggregate amount beneficially owned 2,886,119 (10.36% of the class); the aggregate amount excludes certain shares
  Comment: In reference to Rows 11, 12 and 13 above, see Item 5 herein.
- Gregory P. Hannon (CIK 0001538186): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 34,000; shared voting power 2,817,369; sole dispositive power 34,000; shared dispositive power 2,817,369; aggregate amount beneficially owned 2,886,119 (10.36% of the class)
  Comment: In reference to Rows 11 and 13 above, see Item 5 herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Kingsway Financial Services Inc.
Address of issuer's principal executive offices: 10 S. RIVERSIDE PLAZA, SUITE 1520, CHICAGO, Illinois (IL), 60606
Comment: This Amendment No. 5 to Schedule 13D (this "Amendment") amends the Statement on Schedule 13D filed on March 5, 2009, as previously amended on December 12, 2012, September 13, 2013, September 20, 2013 and March 21, 2019 (the "Schedule 13D") by Oakmont Capital Inc., an Ontario corporation ("Oakmont"), E.J.K. Holdings Inc., an Ontario corporation ("EJK"), 1272562 Ontario Inc., an Ontario corporation ("1272562"), and Gregory P. Hannon and Terence M. Kavanagh, each of whom is a citizen of Canada (collectively, the "Reporting Persons"). Capitalized terms used herein not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. All references to common stock in this Amendment have been adjusted for the rights offering which expired on September 6, 2013 (the "Rights Offering").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby supplemented as follows:

On March 13, 2023, Oakmont converted the previously reported 13,142 Class A Preferred Shares into 82,144 Shares at a conversion price of US$4.00 per Share at the option of Oakmont.

On March 22, 2023, Oakmont exercised the previously reported 463,394 Series B Warrants to purchase the same number of Shares at a price of US$5.00 per Share.

On March 23, 2023, EJK sold 6,000 Shares at US$8.9601. Concurrently, Mr. Kavanagh purchased 6,000 Shares at US$9.0539 through a self-directed Retirement Savings Plan to consolidate Mr. Kavanagh's Share holdings into one account. As a result, as of March 23, 2023, EJK does not directly own any Shares.

On March 23, 2023, 1272562 sold 3,000 Shares at US$8.9125. Concurrently, Mr. Hannon purchased 3,000 Shares at US$8.9119 through a self-directed Retirement Savings Plan to consolidate Mr. Hannon's Share holdings. As a result, as of March 23, 2023, 1272562 does not directly own any Shares.

On September 24, 2024, Oakmont purchased 80,000 Class B Preferred Shares from the Issuer for a purchase price of US$25.00 per Class B Preferred Share, or an aggregate purchase price of US$2,000,000. Each Class B Preferred Share is convertible into 2.6316 Shares (or an aggregate of 210,526 Shares for such 80,000 Class B Preferred Shares) at a conversion price of US$9.50 per share.

On February 12, 2025, Oakmont purchased 40,000 Class C Preferred Shares from the Issuer for a purchase price of US$25.00 per Class C Preferred Share, or an aggregate purchase price of US$1,000,000. Each Class C Preferred Share is convertible into 2.6316 Shares (or an aggregate of 105,263 Shares for such 40,000 Class C Preferred Shares) at a conversion price of US$9.50 per share.

Except as disclosed in Item 6 of this Amendment No. 5, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. The information set forth in Item 6 of this Amendment No. 5 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and 5(b) of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

As of the close of business on April 9, 2025, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,886,119 Shares, representing approximately 10.36% of the Issuer's outstanding Shares (based upon the 27,537,151 Shares stated to be outstanding as of March 17, 2025 in the Issuer's Form 10-K dated March 17, 2025 for the year ended December 31, 2024 plus 315,789 Shares issuable upon exercise of the Reporting Persons' Series B Warrants and conversion of the Report Persons' Class C Preferred Shares).

Oakmont has sole voting power and sole dispositive power with respect to the 2,803,619 Shares that it owns directly. Oakmont may be deemed to be a beneficial owner of the balance of the 2,886,119 Shares beneficially owned by the Group, by virtue of its participation in the Group.

EJK has shared voting power and shared dispositive power with respect to the 2,803,619 Shares owned directly by Oakmont, by virtue of EJK's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. EJK may be deemed to be a beneficial owner of the balance of the 2,886,119 Shares beneficially owned by the Group, by virtue of its participation in the Group.

1272562 has shared voting power and shared dispositive power with respect to the 2,803,619 Shares owned directly by Oakmont, by virtue of its ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. 1272562 may be deemed to be a beneficial owner of the balance of the 2,886,119 Shares beneficially owned by the Group, by virtue of its participation in the Group.

Mr. Kavanagh has sole voting power and sole dispositive power with respect to 34,750 Shares owned through a self-directed Retirement Savings Plan. Mr. Kavanagh has shared voting power and shared dispositive power with respect to the 2,803,619 Shares owned directly by Oakmont, by virtue of Mr. Kavanagh's ownership of all the outstanding voting stock of EJK, and EJK's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. Mr. Kavanagh may be deemed to be a beneficial owner of the balance of the 2,886,119 Shares beneficially owned by the Group, by virtue of his participation in the Group.

Mr. Kavanagh's sister owns directly and through a registered retirement savings account 13,500 Shares as to which Mr. Kavanagh disclaims beneficial ownership.

Mr. Hannon has sole voting power and sole dispositive power with respect to the following 34,000 Shares:

(i) the 29,500 Shares owned directly by him or through a self-directed Retirement Savings Plan; and
(ii) the 4,500 Shares owned directly by two trusts for Mr. Hannon's children; Mr. Hannon is the sole trustee of each such trust.

Mr. Hannon has shared voting power and shared dispositive power with respect to the following 2,817,369 Shares:

(i) the 2,803,619 Shares owned directly by Oakmont, by virtue of his ownership of all of the capital stock of 1272562, and 1272562's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont; and
(ii) the 13,750 Shares owned directly by Mr. Hannon's spouse.

Mr. Hannon may be deemed to be a beneficial owner of the balance of the 2,886,119 Shares beneficially owned by the Group, by virtue of his participation in the Group.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 5 is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
The information set forth in Item 4 of this Amendment No. 5 is incorporated herein by reference.

In addition, the following open market purchases were made by Oakmont since the filing of the previous amendment to the Schedule 13D:

Date of Transaction Amount of Shares Purchased Average Price Per Share (US$)
June 22, 2022 9,699 5.2876
June 23, 2022 34,660 5.3086
June 24, 2022 6,454 5.3511
June 27, 2022 3,858 5.3982
June 29, 2022 25,000 5.6661
June 30, 2022 28,986 5.6713

In addition, the following open market sales were made by Oakmont since the filing of the previous amendment to the Schedule 13D:

Date of Transaction Amount of Shares Sold Average Price Per Share (US$)
June 12, 2023 24,762 8.718
June 13, 2023 15,131 8.599
June 15, 2023 15,000 8.650
June 16, 2023 12,011 8.735
June 20, 2023 17,063 8.879
June 21, 2023 4,898 8.747

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended, restated and replaced in its entirety by the following:

On March 31, 2025, David Capital Partners Special Situation Fund, LP ("DCP Special") entered into an option agreement with Oakmont to acquire 500,000 Shares, at an exercise price of US$8.25 per share, which option is exercisable by DCP Special in whole, and not in part, on December 29, 2025 and expires at 5:00 p.m. Eastern Time on December 29, 2025. A copy of the option agreement entered into by Oakmont with DCP Special is attached hereto as Exhibit 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Option Agreement, dated March 31, 2025, by and between Oakmont Capital Inc., as seller, and David Capital Partners Special Situation Fund, LP, as buyer.

## Signatures
- Oakmont Capital Inc.: /s/ Terence M. Kavanagh, Terence M. Kavanagh, President (04/09/2025)
- E.J.K. Holdings Inc.: /s/ Terence M. Kavanagh, Terence M. Kavanagh, President (04/09/2025)
- 1272562 Ontario Inc.: /s/ Gregory P. Hannon, Gregory P. Hannon, President (04/09/2025)
- Terence M. Kavanagh: /s/ Terence M. Kavanagh, Terence M. Kavanagh (04/09/2025)
- Gregory P. Hannon: /s/ Gregory P. Hannon, Gregory P. Hannon (04/09/2025)